Mail Stop 3561

September 3, 2008

Mr. Sirus Ahmadi
Chief Executive Officer
Conspiracy Entertainment Holdings, Inc.
612 Santa Monica Blvd.
Santa Monica, CA 90401

> **Re:** **Conspiracy Entertainment Holdings, Inc.**
> **Form 10-KSB for Fiscal Year Ended**
> **December 31, 2007**
> **Filed April 15, 2008**
> **File No. 000-32427**

Dear Mr. Ahmadi:

We issued comments to you on the above captioned filings on June 30, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by September 16, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by September 16, 2008, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters related to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/new/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact William Kearns, Staff Accountant, at 202-551-3727 or Angela Halac, Senior Staff Accountant, at 202-551-3398 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health Care Services